

November 8, 2012

Via E-mail
Mr. Timothy R. McLevish
Executive Vice President and Chief Financial Officer
Kraft Foods Group, Inc.
Three Lakes Drive
Northfield, Illinois 60093

Re: Kraft Foods Group, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed October 26, 2012
File No. 333-184314

Dear Mr. McLevish:

We have reviewed your amendment and your letter dated October 26, 2012, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-4

1. We note that you have filed a confidential treatment request with regards to omitted portions of certain of your exhibits to your registration statement. We will issue in a separate letter any comments related to the request. Our review of your Form S-4 will not be complete and we will not be in a position to consider a request for accelerated effectiveness for the registration statement until all issues, including the request, have been resolved.

Exhibits and Financial Statement Schedules, page II-1

2.   We note that you have changed your exhibit numbers in this amendment. Please revise your exhibit index to restore the original exhibit numbers in your next amendment (and going forward) and provide an explanatory note above the exhibit index. Please also re-file and re-number any affected exhibits from your Amendment No. 1.

3.   We are unable to concur with your determination that the following agreements are "more appropriately filed as reorganization agreements" pursuant to Item 601(b)(2) of Regulation S-K:

- Master Ownership and License Agreement Regarding Patents, Trade Secrets and Related Intellectual Property between Kraft Foods Global Brands LLC, Kraft Foods Group Brands LLC, Kraft Foods UK Ltd. and Kraft Foods R&D Inc., dated as of October 1, 2012; and
- Master Ownership and License Agreement Regarding Trademarks and Related Intellectual Property between Kraft Foods Global Brands LLC and Kraft Foods Group Brands LLC., dated as of September 27, 2012.

Please re-file the agreements as material contracts pursuant to Item 601(b)(10) of Regulation S-K, including any exhibits, schedules and appendices which are included in the respective agreements.

4.   Please provide additional support for your assertion that the following agreements are "immaterial in amount and significance," or alternatively re-file the agreements as material contracts pursuant to Item 601(b)(10) of Regulation S-K:

- Master Research and Development Transition Services Agreement between Kraft Foods Group, Inc. and Mondelēz Global LLC, dated as of September 27, 2012; and
- Master Supply Agreement between Kraft Foods Group, Inc. and Mondelēz Global LLC, dated as of September 27, 2012.

Similarly, provide an analysis as to whether the warehouse agreements formerly listed as exhibits 10.12 through 10.18 are in the aggregate material contracts. If so, please file a form of the warehouse agreement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317 or me at (202) 551-3611 with any questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief